UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, California  90067-3206

(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,011,280 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 71,011,280 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,011,280 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 93.4% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), EGS Dutchco B.V. (“EGS Dutchco”), NewBridge International Investment Ltd. (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”), G. Drew Conway (“Mr. Conway”) and Paul G. Joubert (“Mr. Joubert” and, together with Mr. Conway, the “Rollover Directors”) are members of SGS Holdings LLC (“Parent”) and ACOF II, ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company LLC (collectively, the “Ares Entities” or the “Reporting Persons”) may be members of a group for purposes of Section 13(d) of the Act with (a) Parent, (b) the Parent Members, (c) the Rollover Directors, (d) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (e) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  As of April 18, 2012, ACOF II owned 50.8% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Rollover Directors, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D jointly filed by Parent and the Rollover Directors (as amended from time to time, the “Parent/Rollover Directors Schedule 13D”) and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities (as amended from time to time, the “Providence/Ayala Schedule 13D”), each filed with the U.S. Securities and Exchange Commission (the “Commission”).

(2)  The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in Stream Global Services, Inc.’s Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012 (the “2011 Form 10-K”).

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,011,280 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 71,011,280 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,011,280 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 93.4% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The Parent Members and the Rollover Directors are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) Parent, (b) the Parent Members, (c) the Rollover Directors, (d) the Providence Entities and (e) the Ayala Entities.  As of April 18, 2012, ACOF II owned 50.8% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Rollover Directors, the Providence Entities and the Ayala Entities, see the Parent/Rollover Directors Schedule 13D and the Providence/Ayala Schedule 13D.

(2)  The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in the 2011 Form 10-K.

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,011,280 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 71,011,280 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,011,280 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 93.4% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The Parent Members and the Rollover Directors are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) Parent, (b) the Parent Members, (c) the Rollover Directors, (d) the Providence Entities and (e) the Ayala Entities.  As of April 18, 2012, ACOF II owned 50.8% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Rollover Directors, the Providence Entities and the Ayala Entities, see the Parent/Rollover Directors Schedule 13D and the Providence/Ayala Schedule 13D.

(2)  The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in the 2011 Form 10-K.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,011,280 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 71,011,280 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,011,280 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 93.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Parent Members and the Rollover Directors are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) Parent, (b) the Parent Members, (c) the Rollover Directors, (d) the Providence Entities and (e) the Ayala Entities.  As of April 18, 2012, ACOF II owned 50.8% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Rollover Directors, the Providence Entities and the Ayala Entities, see the Parent/Rollover Directors Schedule 13D and the Providence/Ayala Schedule 13D.

(2)  The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in the 2011 Form 10-K.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,011,280 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 71,011,280 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,011,280 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 93.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Parent Members and the Rollover Directors are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) Parent, (b) the Parent Members, (c) the Rollover Directors, (d) the Providence Entities and (e) the Ayala Entities.  As of April 18, 2012, ACOF II owned 50.8% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Rollover Directors, the Providence Entities and the Ayala Entities, see the Parent/Rollover Directors Schedule 13D and the Providence/Ayala Schedule 13D.

(2)  The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in the 2011 Form 10-K.

CUSIP No. 378981104

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 9 to the statement on Schedule 13D (this “Amendment No. 9”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on December 16, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on March 12, 2009 (“Amendment No. 2”), as amended by Amendment No. 3 to the statement on Schedule 13D filed on July 2, 2009 (“Amendment No. 3”), as amended by Amendment No. 4 to the statement on Schedule 13D filed on August 18, 2009 (“Amendment No. 4”), as amended by Amendment No. 5 to the statement on Schedule 13D filed on October 1, 2009 (“Amendment No. 5”), as amended by Amendment No. 6 to the statement on Schedule 13D filed on November 7, 2011 (“Amendment No. 6”), as amended by Amendment No. 7 to the statement on Schedule 13D filed on January 31, 2012 (“Amendment No. 7”), as amended by Amendment No. 8 to the statement on Schedule 13D filed on March 5, 2012 (“Amendment No. 8” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 9, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 or Amendment No. 8.  Capitalized terms used but not otherwise defined in this Amendment No. 9 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 as the case may be.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On April 18, 2012, each of G. Drew Conway (“Mr. Conway”) and Paul G. Joubert (“Mr. Joubert,” and, together with Mr. Conway, the “Rollover Directors”) simultaneously contributed all of the shares of Common Stock they owned to SGS Holdings LLC (“Parent”) pursuant to a Contribution and Exchange Agreement, dated as of April 18, 2012 (the “Director Contribution Agreement”), by and among Parent and the Rollover Directors, in exchange for units of membership interest in Parent (the “Rollover”).  Pursuant to the Rollover, Mr. Conway contributed 451,498 Shares in exchange for 0.6% of the units of membership interest of Parent and Mr. Joubert contributed 489,754 Shares in exchange for 0.7% of the units of membership interest of Parent.  The Rollover resulted in Parent owning 71,011,280 shares of Common Stock, or 93.4% of the issued and outstanding shares of Common Stock (based upon 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012).  There was no cash consideration for this transaction.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following: The responses to Item 3 are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 4 are incorporated herein by reference.

Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership (“ACOF II”), EGS Dutchco B.V., a Dutch private company with limited liability (“EGS Dutchco”), NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”),  and the Rollover Directors are members of Parent, and ACOF II, ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company LLC (collectively, the “Ares Entities” or the “Reporting Persons”) may be members of a group for purposes of Section 13(d) of the Act with (a) Parent, (b) the Parent Members, (c) the Rollover Directors, (d) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (e) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding Parent, the Rollover Directors, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D jointly filed by Parent and the Rollover Directors and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities, each filed with the Commission.

(a)                                             Aggregate Number and Percentage of Securities.  See Item 3 of this Amendment No. 9 and Items 11 and 13 of the cover pages hereto for the aggregate number of shares of Common Stock and percentage of Common Stock deemed to be beneficially owned by each of the Ares Entities.

(b)                                            Power to Vote and Dispose.  See Items 7 through 10 of the cover pages to this Amendment No. 9 for the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                                             Transactions within the past 60 days.  Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)                                            Certain Rights of Other Persons.  Not applicable.

(e)                                             Date Ceased to be a 5% Owner.  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The responses to Items 3 and 4 are incorporated herein by reference.

Rollover Director Contribution and Exchange Agreement

On April 18, 2012, Parent, Mr. Conway and Mr. Joubert entered into the Director Contribution Agreement.  Pursuant to the Director Contribution Agreement, each of Mr. Conway and Mr. Joubert simultaneously contributed all of the shares of Common Stock held by each of them to Parent in exchange for units of membership interest in Parent.  Pursuant to the Rollover, Mr. Conway contributed 451,498 Shares in exchange for 0.6% of the units of membership interest of Parent and Mr. Joubert contributed 489,754 Shares in exchange for 0.7% of the units of membership interest of Parent.  In connection with the Rollover, Mr. Conway and Mr. Joubert became parties to the LLC Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following Exhibit 21:

Exhibit 21                    Contribution and Exchange Agreement, dated as of April 18, 2012, by and among SGS Holdings LLC, G. Drew Conway and Paul G. Joubert (incorporated by reference to Exhibit 8 to Parent’s Schedule 13D filed with the Commission on April 18, 2012)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 2012

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).